[Letterhead of Fenwick & West LLP]
March 6, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Morgan Youngwood
Division of Corporation Finance
Mail Stop 4561

Re:	Glu Mobile Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-139493
Dear Ms. Jacobs:
     On behalf of Glu Mobile Inc. (the “Company”), we are transmitting herewith Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-139493) originally filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2006 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated March 5, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Finally, we provide supplemental information regarding a recent issuance of warrants by the Company in connection with an agreement to convert the Company’s preferred stock to common stock, as we discussed with you telephonically on Friday, March 2, 2007.
General
1.	We note that Goldman, Sachs & Co. will serve as a “qualified independent underwriter” in light of the potential conflict of interest arising from Ms. Weinbar’s affiliation with Banc of America Securities LLC. Please include appropriate risk factor disclosure advising investors of the reasons for and purpose served by the “qualified independent underwriter.”
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 29 to add appropriate risk factor disclosure advising investors of the reasons for and purpose served by the “qualified independent underwriter.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Advance or Guaranteed Licensor Royalty Payments, page 44
2.	We note your response to prior comment number 4, including your revised disclosure, with respect to your accounting policy for prepaid royalties. As previously requested, please clarify how you have determined that it is probable the prepaid royalty costs will be realizable when you have recognized impairment charges for the years ended December 31, 2004, 2005 and the nine months ended September 30, 2006. Your response

Securities and Exchange Commission
March 6, 2007

indicates that your historical impairments were all based on specific facts and circumstances on an individual license basis that caused you to determine that it was probable that the carrying value of the asset would not be realized. Please clarify the facts that caused you to record your impairment charges historically and how you have determined that it is probable that none of these situations exist for your current individual licenses (i.e. as of September 31, 2006 or December 31, 2006). Clarify how you are able to determine that it is probable that none of these situations exist when you initially record the prepaid royalty asset. Please clarify how your evaluation of the recoverability of the prepaid royalty arrangements encompasses your historical impairment charges. In addition, tell us whether your impairment charges relate to recoupable or non-recoupable royalty arrangements.
     The Company respectfully advises the Staff that, during 2004, 2005 and 2006, the Company recorded impairment charges that were predominately related to license agreements entered into prior to 2005 which included recoupable prepayments and recoupable minimum commitments. While the impairments related to several different titles with different licensors, the majority of the impairment charges related to impairments of two license arrangements.
     The first license arrangement is a multi-title license entered into for the creation of mobile games based upon specific major motion pictures scheduled to be released at future dates in 2005 and 2006. The license arrangement provided that each film had a recoupable guarantee of either $50K or $300K, which could only be realized against royalties payable on that specific movie title, rather than being cross-collateralized among all covered titles. When the license was executed, the revenue, cash flow and net margin forecasts for each game based on each motion picture indicated that the guarantee would be fully recoupable. While mobile games titles based upon movies have typically demonstrated a shorter life span than more traditional gaming titles, in 2004 when the license was obtained by the Company, movie-based games seemed to be popular with mobile game players based on the success that Jamdat Mobile Inc. had with games based on The Lord of the Rings motion picture trilogy and Lemony Snicket’s, A Series of Unfortunate Events. While, in the case of these specific licensed properties, contractually the Company had 18 months with which to exploit such titles, movie titles generally have revenue lives which peak within the first quarter of launch based on the marketing efforts for the movies themselves and have shorter overall lives (less of a revenue tail after the initial peak). Several of these movie titles generated actual box office performance significantly below the studio’s expectations, which resulted in revenues from the mobile games for the Company (even at their peak) being significantly below the forecasted revenue, and thus the Company was unable to realize the full value of the royalty advance — even though there was a substantial remaining period to the license, because unsuccessful movie titles have very short revenue tails. While certain titles performed substantially better than the minimum guarantee, such as Ice Age 2, because of the lack of cross-collaterization under the agreement with this licensor, these favorable amounts could not be used to cover the shortfalls in other movie titles.
     In a second license agreement, the Company entered into an arrangement for the right to develop and publish the mobile version of a new console title created by a popular video games company. The Company had originally intended to launch the mobile version of the game concurrently with the licensor’s launch of the console version of the game in order to benefit from the co-marketing of the games. However, the launch of the console game was delayed and the Company nevertheless chose to launch the mobile version of the game as originally scheduled without the benefit of such co-marketing. The Company discovered that, without the benefit of co-marketing support and the attention that would have naturally surrounded the launch of the high-profile console game, the title performed very poorly, and the Company was not able to realize the full value of the royalty advance. Consequently, the Company recorded an impairment for the unrecoverable balance.
     To date, only a small percentage of the titles that the Company has historically licensed ever resulted in an impairment and the majority of recognized impairments have been recorded in the year in which the asset was recorded.
     At September 30, 2006 and December 31, 2006, the Company had a portfolio of royalty advances which were based upon well-known gaming titles. The contractual commitments for these titles are for longer periods and allow for multiple titles and sequels. As of December 31, 2006, approximately 65% of the royalty advances related to commitments for renewals of pre-existing titles (for which the Company has a significant amount of revenue history) and approximately 20% related to the license of a popular gambling title with licensing rights covering

Securities and Exchange Commission
March 6, 2007

multiple titles and sequels that extends through 2011. The other remaining titles include several different properties which provide access to sequels and longer periods over which the Company can recoup the advances.
     Over the last few years, the market for licensed intellectual property has stabilized, resulting in a shift from covering only a single title with a significant upfront guarantee to more multi-property licenses, with cross-collateralization for multi-year periods, including sequels. This has helped to significantly reduce the risk of future impairments.
     In addition to these market factors, the Company now has two key financial processes surrounding the initial commitments for royalties and subsequent accounting: (1) a quarterly revenue forecast process and (2) a product greenlight process. The quarterly forecast process is a forward looking 12-month revenue forecast prepared by the global sales team, which forecasts revenue by region, by carrier and by title. The quarterly revenue forecast process has improved both the accuracy and reliability of forecasted results as compared to the actuals at the region level, the carrier level and by title (in total and by carrier). The final quarterly forecast is used at each quarter end to support the realizability of royalty commitments on the balance sheet for products which have already been launched.
     The product greenlight process is a forecast which is prepared for potential new titles, or for renewals of current licenses, which includes a full forecast and analysis of revenue, royalties and product development and marketing costs, including sequels and multiple properties. The product greenlight process is used by the licensing group to justify whether a specific new license or license renewal meets financial metrics and thresholds to justify entering into such contract for the specific title or renewal of such current title. The product greenlight process incorporates certain market dynamics such as total guarantees as a percentage of forecasted revenue and royalties and total proposed cash prepaid compared to forecasted royalties. The product greenlight forecasts are used to justify the initial procurement of the rights to such license and are augmented by such quarterly revenue forecasts once the title is on the 12-month product roadmap for forecasting. The output of this process is reviewed by senior members of management including the CEO and CFO and, depending on the size of the commitments the Board of Directors approves the commitment based on this analysis.
     We believe that the combination of the evolving market for licensing other companies’ intellectual property and our improved license pre-qualification process has reduced the risk of future impairments.
     As a result of our pre-qualification process, as of September 30, 2006 and December 31, 2006, prepaid royalties are for smaller commitments, can be recoupable over a longer period of time and represent licensed titles for more well known brands, and the Company has the ability to create multiple titles and sequels with such licenses. Further, we believe that our improved visibility into forecasted demand and gaming trends support our ability to reasonably determine the realizability of the assets on our consolidated balance sheet.
3.	Your response to prior comment number 4 indicates that you capitalize prepaid royalty costs that are not recoupable against future royalties as these amounts represent “probable future economic benefits.” Please further clarify why you believe that it is appropriate to capitalize costs that are not recoupable against future royalty revenue. Tell us how you have determined that such costs represent probable future economic benefits when such amounts are not recoverable. In this respect, further clarify how you have determined that probable and objectively supportable net margins exist during the base term of the contractual relationship to support the amount of deferred costs if such costs are not recoupable. That is, it appears that these arrangements would not have a contractual royalty rate. Clarify how you evaluate the recoverability of the deferred royalty costs if the arrangement does not contain a contractual rate. Further, explain how amortizing the deferred royalty costs over the lesser of the estimated life of the branded title or term of the license agreement appropriately expenses royalty costs in proportion to revenue recognized. Please tell us the amount of non-recoupable prepaid royalty expense you have capitalized as of December 31, 2004, 2005 and 2006 and as of September 30, 2006.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the amount of capitalized prepaid royalty costs that are not directly recoupable against future royalties were $65,000 at September 30, 2006 and $61,000 at December 31, 2006. At December 31, 2004 and December 31, 2005, there were no amounts of

Securities and Exchange Commission
March 6, 2007

capitalized prepaid royalties that were not recoupable against future royalties. The Company capitalizes non-recoupable advances because it paid the fees in exchange for the right to use the intellectual property over the term of the license agreement. Without such a right, the Company would be unable to generate future revenues on such games. As a result, these fees provide a future economic benefit generated from the sale of related games and should be classified as an asset. We evaluate the recoverability of non-recoupable advances at the close of each reporting period to determine whether the estimated future sales forecasts and projected cash flows to be derived from the related games are sufficient to recover the capitalized prepaid royalties.
Goodwill, page 47
4.	We note your response to prior comment number 5, which indicates that the combination of improved operating performance, the success of Glu-branded games, the current titles under contract, the forecasted new titles, the overall market growth rates and your current carrier and distribution contracts provides your basis to forecast net income and positive cash flows in future years. Your response only appears to have considered revenue growth and does not clarify why you believe that you will generate net income and positive cash flows in future years in light of your history of losses and cash deficits. Please provide us with a more complete analysis of why you believe that you will generate positive cash flows in future years in light of your history of losses and cash deficits from operating activities. In addition, your response refers to a 50.2% growth rate in mobile games from 2006 to 2009. Please clarify whether you are relying on such a significant growth rate to support the recoverability of your goodwill. We further note your revised disclosure on page 47 of the filing still do not appear to address all the disclosures required by Section V of SEC Release No. 33-8350. For example, your disclosures do not discuss the estimates involved when selecting comparable companies and when determining a reasonable revenue multiple in applying the market comparable valuation method. Please disclose the estimates involved in weighing the average of these methods. Please further revise your disclosures to clarify all the assumptions, judgments and estimates that you apply when determining that you will have sufficient discounted cash flows to support your goodwill.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 49 to further clarify the key estimates involved in its annual goodwill impairment test. The Company believes that as revised the disclosure in the Registration Statement addresses all the disclosures required by Section V of SEC Release No. 33-8350.
     The Company respectfully advises the Staff that the Company determined the fair value of the reporting units based on a discounted cash flow model (income approach) and a market comparable approach. These models require us to make estimates and judgments which we consider to be reasonable. In making our estimates we considered the following:
•	the Company’s current rolling four-quarter revenue forecast;

•	the titles that the Company has under contract;

•	the Company’s forecasted new titles;

•	the Company’s current and future cost structure, including both the fixed and variable components; and

•	estimates of changes in working capital to derive estimated cash flows.
     The Company forecast of its cost structure considered, among other things, the level of personnel required to generate revenues, variable royalties and sales commissions, increased facility and other costs to support our growth. The Company expects its costs to increase from 2007 to 2011, though at a lower rate than forecasted revenue growth. The Company’s cash flow model also assumes revenue growth decreasing over time from 50% in 2007 to 20% in 2011. The Company’s revenue forecast is based on its consideration of internal and external factors including the Company’s historical revenue growth rate of 292%, 265% and 80% during the years ended December 31, 2004, 2005 and 2006, respectively, the strength of the Company’s existing and new title catalog, the anticipated industry growth and Company’s competitive advantages such as channel, publishing and development strengths. While this model considers declining revenue growth during this period, the Company expects to generate operating

Securities and Exchange Commission
March 6, 2007

profit in the latter half of 2007 and increase its operating profit year over year during this period. The Company has experienced declining losses each quarter during 2006, and, in Q4 2006, the Company reported an operating loss excluding certain non-cash items such as amortization of intangible assets and stock based compensation of $844,000. Included in this loss were certain UK transitional expenses and higher than normal general and administrative expenses related to non-capitalizable IPO costs, including the audit as of and for the nine months ended September 30, 2006 and the review of historical quarterly results for fiscal 2005 and 2006. The Company believes it will be able to achieve profitability and positive cash flow in 2007 as the Company expects to generate its forecasted revenues without a corresponding equivalent increase in its cost structure. Accordingly, the Company has forecasted cumulative positive cash flows over the forecast period which supports its conclusion that goodwill is not impaired.
     The Company further respectfully advises the Staff that the estimated fair value of the reporting units was over three times the carrying value of the reporting units, as of September 30, 2006, when we performed our impairment analysis. As the estimated fair value of the reporting unit was significantly higher than the carrying value of the reporting unit, even if it had used lower revenue growth rates in our cash flow model, the Company’s conclusion regarding the recoverability of its reported goodwill would not change.
Stock-Based Compensation, page 48
5.	We note your response to prior comment number 8 and your disclosure of the reasons for the increase in your fair value from June 30, 2006 to September 30, 2006. Since the change in comparable companies resulted in a significant change to the fair value of your common stock, please revise to disclose the nature of the selected comparable companies used as of September 30, 2006 and the process followed in their selection. Please revise your disclosure to emphasize the significance of the change in comparable companies on the fair value of your common stock. In this respect, please revise to quantify the impact of changing the comparable companies on the fair value of your common stock as of September 30, 2006.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 54 to disclose the nature of the comparable companies used as of September 30, 2006 and the process used in their selection, to emphasize the significance of the change in comparable companies, and to quantify the impact of the change.
Principal and Selling Stockholders, page 116
6.	Once you have identified the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with Glu Mobile or its predecessors or affiliates within the past three years.
     In response to the Staff’s comment, the Company has included the selling stockholder information required by Item 507 of Regulation S-K, including a description of the transaction by which each of the selling security holders in the table acquired his, her or its shares and any material relationship the selling security holders have or had with the Company or its predecessors or affiliates within the past three years. See disclosure beginning on page 118 of the Registration Statement.
7.	Also identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.
     In response to the Staff’s comment, the Company has reviewed interpretations 4S and I.60 and included the identity of the person or persons who have voting and/or investment control over each of the selling stockholder entities listed in the table. See disclosure beginning on page 118 of the Registration Statement.

Securities and Exchange Commission
March 6, 2007

8.	To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
     The Company respectfully advises the Staff that none of the selling shareholders are affiliates of broker-dealers. The Company has included disclosure to this effect on page 118 of the Registration Statement.
Executive Compensation
Compensation Discussion and Analysis, page 95
9.	We note your statement on page 95 that you rely in part on competitive benchmarking to determine the appropriate level of each compensation component. Please identify “the comparable pre-public and small public companies” that constitute the component companies against which you set your benchmarks for base salaries and equity grants. See Item 402(b)(2)(xiv) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on beginning on pages 94-95 to describe the comparable companies against which it benchmarked base salary and equity compensation. The Company supplementally advises the Staff that the benchmarking data was created by the Company’s compensation consultant from data sources selected by it as appropriate for a company such as Glu Mobile. The identity of the individual companies surveyed (described in the added disclosure) was not provided to the compensation committee (other than the general descriptions in the added disclosure). The Company understands that those surveys involve a large number of companies, and has been informed by the compensation consultant that the identities of the surveyed companies are generally not publicly available.
Summary Compensation Table, page 100
10.	We note your statement on page 93 that “all compensation that we paid to Mr. Ballard, our only employee director, is set forth in the tables summarizing executive officer compensation,” however, we were unable to locate any footnoted disclosure to this effect. To the extent Mr. Ballard receives compensation in his capacity as an employee director, the amount of compensation paid to or earned by Mr. Ballard in that capacity, if any, should be clarified in a footnote to the summary compensation table. Please refer to Item 402(k)(2)(i) of Regulation S-K, which states that where a director is also a named executive officer, he or she may be omitted from the director compensation table if his or her compensation for service as a director is fully reflected in the summary compensation table.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 91 to clarify that Mr. Ballard has not received any compensation in his capacity as a director.
Financial Statements
Note 7. Commitments and Contingencies
Minimum Guaranteed Payments, page F-25
11.	We note your response to prior comment number 16 which indicates that there was no recorded or unrecorded liability for minimum guaranteed royalties for the years ended December 31, 2004 or 2005 since FSP FIN 45-3 is only effective for all agreements entered into or modified by the Company beginning January 1, 2006. Tell us how you considered the guidance in paragraph 8 of SFAS 5 in your determination not to record any liability for the minimum guaranteed royalties for the years ended December 31, 2004 or 2005. In this respect, please clarify why you believe that your minimum revenue guarantees meet the scope of FIN 45-3. If you determine that these guarantees are not in the scope of FIN 45-3, please tell us why you believe it is acceptable to record these liabilities only upon the adoption of FIN 45-3 instead of accounting for such guarantees in accordance with SFAS 5.

Securities and Exchange Commission
March 6, 2007

     The Company respectfully advises the Staff that it considered paragraph 8 of SFAS 5 when performing its prepaid royalty impairment analysis at December 31, 2004 and 2005. The impairment analysis considered both the prepaid royalty balance for the respective license as well as any future commitments owed to the licensor to determine whether a loss contingency should be recognized. Based on this analysis the Company determined whether a loss contingency should have been recognized for any amount of minimum guaranteed payments that were not recoverable at each balance sheet date. The Company continues to follow this guidance when performing its quarterly impairment analysis of advanced and committed royalty payments and will record a loss contingency in the event the prepaid royalty balance or future royalty commitments are deemed to be unrecoverable.
     The Company believes that the minimum royalty commitments included in its license arrangements entered into or modified after January 1, 2006 should be accounted for in accordance with FSP FIN 45-3 since the royalty arrangements guarantee the licensors revenues over a specified period of time, generally the term of the license arrangement. The Company has historically disclosed in the footnotes to its financial statements its future royalty commitments to be paid within five years of the respective balance sheet date in accordance with SFAS 47, Disclosure of Long-Term Obligation, as this standard provides guidance on the disclosures required for unconditional purchase obligations at fixed amounts, similar to the Company’s royalty commitments not recorded on the balance sheet.
Issuance of Warrants in connection with Agreement to Convert
     As we discussed briefly on Friday, and as disclosed in Part II, Item 15, Recent Sales of Unregistered Securities, and in Note 18 — “Subsequent Events” of Notes to Consolidated Financial Statements and elsewhere in the prospectus, on February 27, 2007, the Company issued warrants to purchase an aggregate of 272,204 shares of its common stock at an exercise price of $0.0003 per share (the “Warrants”), to Granite Global Ventures II, L.P. and TWI Glu Mobile Holdings Inc., in exchange for each entity’s consent to convert outstanding shares of Company preferred stock to common stock in connection with the offering. These two entities are holders, respectively, of Series D and D-1 redeemable convertible preferred stock. These Warrants expire 30 days following the completion of the Company’s initial public offering or on March 31, 2007 if the Registration Statement has not been declared effective by then. In connection with the issuance of the Warrants, the Company received an agreement to convert all shares of Company preferred stock to common stock upon completion of the Company’s initial public offering from holders of the requisite number of shares to cause such conversion, provided that the Registration Statement is effective on or before March 31, 2007. Copies of the form of Warrant and the agreement to convert have been filed as Exhibits 10.31 and 10.32 to the Registration Statement. As discussed below, the Company expects to record a deemed dividend in connection with the issuance of the Warrants during the three months ended March 31, 2007.
     The Company determined that registration of the offer and sale of the Warrants was not required, after it concluded that the issuance of these securities to these two investors fit squarely within the policy position established by the Staff under the no-action letters Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 28, 1992). The Company believes that the sale of the Warrants would be a private placement if viewed separately. It issued Warrants to only two entities, each of which it believes is a large institutional accredited investor. Under these circumstances, the Staff has established a policy position that such a transaction need not be integrated with a registered public offering. The Company confirms that neither entity that received a Warrant is participating as a selling stockholder in this offering.
     The Company and preferred stock holders entered into these agreements in order to remove as much risk as possible to the timely completion of the offering (by eliminating the need to seek further consent of preferred stockholders to such a conversion once the pricing committee of the board of directors determines the offering price) and thereby increasing the likelihood of raising additional funds through the sale of common stock as well as the likelihood of a liquidity event and a market for the Company’s common stock.
     Management evaluated the accounting for the Warrants as well as the written consent to covert their outstanding shares executed by the preferred stockholders discussed above and has concluded that the Warrant will be treated as

Securities and Exchange Commission
March 6, 2007

a deemed dividend in the financial statements for the three months ending March 31, 2007, and that the consent to convert will not trigger any accounting recognition for the reasons described herein.
     While the exercisability of the Warrants is contingent on the consummation of the initial public offering, the Warrants are considered issued for accounting purposes following the guidance outlined in Emerging Issues Task Force (“EITF”) Abstract 01-6, The Meaning of “Indexed to a Company’s Own Stock.” The Company also evaluated the guidance outlined in EITF Abstract 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and determined that this transaction is outside the scope of this literature because the recipients of the Warrants are not receiving them in return for any goods or services to the Company. The Warrant value will take into consideration the contingency as of the date of issuance of not completing the offering by the required date, and therefore it is expected that their value will be lower than the value of similar warrants without this contingency. The value of the Warrants issued to these stockholders will be treated as a deemed dividend and will be recorded as a charge to net loss attributable to common stockholders.
     The agreement to convert was made pursuant to a provision of the Company’s certificate of incorporation that provides for automatic conversion of the Company’s Series A to D-1 and special junior preferred stock into common stock upon a written election by holders of a specified majority of preferred stock. Accordingly, the requisite majority of preferred stockholders have effectively agreed to temporarily waive the minimum offering price and offering size requirements of the alternate automatic conversion feature ($13.50 per share offering price with a minimum offering proceeds of $50 million) from the date of the written consent through March 31, 2007. By waiving this right, it could viewed that the preferred stock holders who did not get the warrant (the other holders of Series D stock and the holders of Series A-C and special junior preferred) were giving up value since these holders temporarily suspended one of their rights that would protect their investment in an initial public offering and were effectively being diluted by the Warrants issued to Granite Global Ventures II, L.P. and TWI Glu Mobile Holdings Inc. However, these holders always had the individual right to convert at any time, and at any share price or offering proceeds of any initial public offering. The Company believes that any value potentially given up by these Series A to C and special junior preferred holders would either be considered a transfer of value between these preferred stockholder to Granite Global Ventures II, L.P. and TWI Glu Mobile Holdings Inc. or be considered akin to a capital contribution to the Company. If a capital contribution, the Company does not believe that this would represent a transfer of wealth between the preferred stockholders and the common stockholders, and therefore it would not be considered appropriate to record an EPS benefit. Accordingly, any potential decrease in value from this waiver would be excluded from the calculation of earnings per share and net loss attributable to common stockholders.
     Another alternative considered was whether the written election to convert effectively resulted in an increase in value as it increases the likelihood of a liquidity event and a market for the Company’s common stock. The Company concluded that, even if this alternative view was selected, it would not result in any significant transfer of value between the common stockholders and the preferred stockholders as it was also done out of preferred stockholders’ self interest to enable them to continue to monetize their investment. The Company notes that the election to convert was made pursuant to the existing terms of the Company’s certificate of incorporation, approval of the holders of common stock was not required for the agreement to convert and the issuance of the Warrants, and such holders of common stock were not party to the agreement (other than to the extent a preferred stockholder that was a party happened also to hold shares of common stock).
     Regardless of the above, the Company notes that the conversion price trigger is not typically viewed as a key feature that would enter into the valuation of a preferred stock instrument with this feature. Further, the election to convert is only temporary in nature since it extends for only 33 days from February 27 to March 31. If the offering does not occur by the end of March, the election to convert upon any offering irrespective of offering price and size expires. Any potential value that might be derived would be further reduced as a result of the temporary nature of the effective waiver. Lastly, if the actual offering price is greater than $13.50, then this consent would not have provided any benefit to the preferred stock holders as their agreements already provided for the automatic conversion of these instruments above that market price. For all of these reasons, the Company believed that the value change as a result of this waiver, if any, would not be significant.

Securities and Exchange Commission
March 6, 2007

     Lastly, the Company notes that the pricing committee of the board, a majority of whose members are representatives of the preferred stockholders, will still have significant influence over the nature and pricing of the common stock sold in the initial public offering, and ensure the protection of their other rights. Based on this, an additional view considered was that there was no value change from this election to convert because the preferred stockholders still effectively maintain their influence over the pricing and ability to complete an initial public offering.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Laird H. Simons III, Esq. at (650) 335-7233.
Sincerely,
/s/ David A. Bell
David A. Bell
cc:
L. Gregory Ballard, Chief Executive Officer and President
Albert A. Pimentel, Executive Vice President and Chief Financial Officer
Eric R. Ludwig, Vice President, Finance
Kevin S. Chou, Vice President and General Counsel
Glu Mobile Inc.
Laird H. Simons III, Esq.

Fenwick & West LLP
Kevin Healy
Wayne Hedden
PricewaterhouseCoopers LLP
Craig M. Schmitz, Esq.
Natalie A. Kaniel
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP